August 14, 2024

Andrew Flynn
Chief Financial Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

       Re: Turning Point Brands, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated July 31, 2024
           File No. 001-37763
Dear Andrew Flynn:

       We have reviewed your July 31, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1. We have reviewed your response to prior comment 1 and have the following comments:

              We note that you describe the premarket review process (   PMTA
) as a "onetime
            resource-intensive process" that "has taken multiple years to complete rather than the typical one-time submission." Please tell us, to the extent possible, when you expect such process to be complete and the related costs to cease. Also clarify if you expect the annual costs going forward, in relation to historical amounts, to be the same, lower, or higher until the process concludes.

              We note you did not specifically address the second bullet point of our prior comment and have reissued it in its entirety as follows: "Your response indicates 'the indenture
 August 14, 2024
Page 2

          governing the Company   s senior secured notes permit it to add back
PMTA costs in
          determining Adjusted EBITDA and is used thereunder for various calculations required to be performed to determine what the Company is or was, permitted to do under the indenture.' Confirm whether or not the Adjusted EBITDA measure presented in your filing represents a covenant of your senior notes and, if so, whether the presented measure is calculated exactly as set forth in the indenture. See Question
          102.09 of the Non-GAAP C&DI's."

       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing